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                                                               Exhibit (a)(1)(x)

FOR IMMEDIATE RELEASE:

Contact:  Jeffrey Ubben
ValueAct Capital Partners, L.P.
(415) 362-3700

Contact:  Jeanne Carr
MacKenzie Partners, Inc.
(212) 929-5500
(800) 322-2885


                      KC MERGER CORP. EXTENDS TENDER OFFER
                       FOR SHARES OF KENETECH CORPORATION


     San Francisco, California - December 12, 2000 - KC Merger Corp., an indirect, wholly-owned subsidiary of ValueAct Capital Partners, L.P. today announced that it is extending its offer to acquire all outstanding shares of common stock (and associated preferred share purchase rights) of KENETECH Corporation (OTCBB: KWND.OB) at a purchase price of $1.04 per share, until 5:00 p.m., New York City time, on Tuesday, December 19, 2000. The offer was previously scheduled to expire at 5:00 p.m., New York City time, on Tuesday, December 12, 2000. The terms of the extended offer are the same as the original offer as set forth in the offering materials previously distributed to KENETECH stockholders.

     Based on the latest count of tendered shares, approximately 14,868,566 shares of KENETECH common stock (and associated preferred share purchase rights) have been tendered and not withdrawn pursuant to the tender offer, representing approximately 72.2% of the public shares available to be tendered.

     KC Merger Corp. is extending the offer in order to provide KENETECH stockholders additional time to tender shares so that the minimum condition of at least 85% of the then outstanding shares (other than shares held by Mr. Mark Lerdal) being validly tendered and not withdrawn in the offer may be satisfied.

     As a consequence of the extension of the expiration date, holders of KENETECH common stock may tender or withdraw shares until 5:00 p.m., on December 19, 2000, unless the offer is further extended.

     The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, the Offer to Purchase, dated November 6, 2000, the Supplement to the Offer to Purchase, dated November 26, 2000, and the related letter of transmittal. KENETECH stockholders should read such documents completely prior to making any decision as to the tender offer.



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     Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the information agent for the offer, at
(800) 322-2885.

FORWARD LOOKING STATEMENTS

     The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). KC Merger Corp. and KENETECH Corporation are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials.

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